

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 26, 2009

By U.S. Mail and Facsimile to: (502) 625-2295

Nancy B. Davis
Executive Vice President, Treasurer and Chief Financial Officer
S.Y. Bancorp, Inc.
1040 East Main Street
Louisville, Kentucky 40206

>   **Re: S.Y. Bancorp, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **(Filed March 13, 2009)**
>   **Form 8-K (Furnished April 22, 2009)**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2009**
>   **(Filed May 7, 2009)**
>   **File No. 001-13661**

Dear Ms. Davis:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation, page 79

Specific Elements of Compensation, and How Performance Impacts Each, page 13 of
Definitive Proxy Statement on Schedule 14A

1.   Please tell us why you have not disclosed certain of the performance targets
        utilized in determining annual cash incentive compensation for your named
        executive officers for the 2008 fiscal year. For example, you have not disclosed
        the information in the matrix used to compute annual cash incentive
        compensation for certain of your named executive officers. To the extent you
        believe that disclosure of the historical performance targets is not required
        because it would result in competitive harm such that the targets could be
        excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a
        detailed supplemental analysis supporting your conclusion. In particular, your
        competitive harm analysis should clearly explain the nexus between disclosure of
        the performance objectives and the competitive harm that is likely to result from
        disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K
        Compliance and Disclosure Interpretation 118.04.

Item 13. Certain Relationships and Related Transactions, and Director Independence,
page 80

Transactions with Management and Others, page 27 of Definitive Proxy Statement on
Schedule 14A

2.   We note the disclosure on page 27 that loans were made on substantially the same
        terms as those prevailing at the time for comparable transactions with other
        persons. Please confirm, and revise future filings to disclose, if true, that the
        loans were made on substantially the same terms, including interest rates and
        collateral, as those prevailing at the time for comparable loans with persons not
        related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Exhibits 31.1 and 31.2

3.   We note that Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of
        the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K.
        In particular, you have included the titles of the certifying officers, added the
        word "annual" throughout the certification, added the word "we" in paragraph 4
        and deleted the parenthetical in paragraph 4(d). We note similar modifications in
        Exhibits 31.1 and 31.2 to the Form 10-Q for the quarterly period ended March 31,
        2009. In future filings, please ensure that the certifications are in the exact form
        as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in

Commission statements or staff interpretations.

Form 8-K filed April 22, 2009

4.   We note your presentation of "tangible common equity" in this Form 8-K and in your Form 10-Q for the quarter ended March 31, 2009. This ratio appears to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide this non-GAAP ratio in the future, the staff notes the following:

- To the extent the ratio is disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure and complying with all of the disclosure requirements.

- To the extent that you plan to disclose the ratio in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

- To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3464 with any other questions

Sincerely,

Kathryn McHale
Staff Attorney